51 South Duke Street

Lancaster, PA 17602

(717) 291-1031

www.stevenslee.com

Direct Dial: (610) 478-2242

Email: wesley.kelso@stevenslee.com

Direct Fax: (610) 236-4176

July 28, 2021

Jessica Livingston

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amalgamated Specialty Group Holdings, Inc.

Offering Statement on Form 1-A

Filed on May 25, 2021

File No. 024-11534

Dear Ms. Livingston:

On behalf of Amalgamated Specialty Group Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated June 23, 2021, related to the above-referenced Offering Statement, which was filed on May 25, 2021 (the “Offering Statement”). In response to the comments in the Staff’s letter, the Company has revised the Offering Statement, and the Company is filing via EDGAR Amendment No. 1 to the Offering Statement (“Amendment No. 1”) together with this response letter.

The Company has reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to the offering circular included in the Offering Statement (the “Offering Circular”).

Offering Statement on Form 1-A

General

1.

We note your disclosure on page 88 that “[i]f less than 2,260,000 shares are subscribed for in the subscription offering, [you] may elect to offer the shares for sale in a public offering commencing during or upon completion of the subscription offering.” It appears that your offering structure may constitute a delayed primary offering of securities. Please provide us with your legal analysis providing how your offering statement complies with Securities Act Rule 251(d)(3). Further, please note that we will refer your response to the Office of Small Business Policy in the Division of Corporation Finance for further review.

Allentown  •  Bergen County  •  Bala Cynwyd  •  Cleveland  •  Fort Lauderdale  •  Harrisburg  •  Lancaster  •  New York

Philadelphia  •  Princeton  •  Reading  •  Rochester   •  Scranton  •  Valley Forge  •  Wilkes-Barre  •  Wilmington

A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 28, 2021

Response: We believe that paragraph (F) of Securities Act Rule 251(d)(3) permits continuous or delayed offerings such as the offerings described in the Company’s Offering Statement. The subscription and public offerings will be commenced within two calendar days after the date the Offering Statement is qualified by the SEC, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that the Company reasonably expects to be offered and sold within two years from the initial qualification date.

In mutual-to-stock conversion offerings, the subscription offering period is typically at least 30 days in order to provide policyholders sufficient time to receive and review the offering circular or prospectus, the stock order form, the proxy statement, and any question and answer brochure and to return the stock order form with payment for any shares that the policyholder wishes to purchase. Any community offering or public offering is typically conducted simultaneously with the subscription offering so that the Company can close the offering and accept orders for the shares once the total number of shares subscribed for by the policyholders and the number of shares available to be allocated to other interested purchasers can be determined.

Similar to the law in other states, under the District of Columbia insurance company mutual-to-stock conversion statute, the number of shares that can be sold in a conversion offering is based on an appraised value of the converting mutual insurance company and is typically based on the range of the value determined by the independent appraiser engaged by the converting mutual insurance company. Accordingly, the number of shares being offered by the Company ranges from a minimum of 2,260,000 shares to a maximum of 3,060,000 shares, which is based on the valuation range of $22,600,000 to $30,600,00 established by Boenning & Scattergood divided by the offering price of $10.00 per share.

Offering Circular Summary, page 1.

2.	Please add a new subsection detailing the reasons for the conversion and the offering.

Response: The Company has revised page 2 of the Offering Circular to add a new subsection detailing ACIC’s reason’s for the conversion and the offering.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 28, 2021

Our Structure Following the Conversion, page 4.

3.	Please revise the post-conversion diagram to include the voting and ownership percentages of MCW Holdings and Other Shareholders in the Company and the Company’s ownership in ACIC.

Response: The Company has revised the post-conversion diagram on page 5 of the Offering Circular to include the voting and ownership percentages of MCW Holdings and Other Shareholders in the Company and the Company’s ownership percentage in ACIC.

The Subscription Offering, page 5

4.	Please disclose the approximate percentage of your outstanding common stock represented by the number of shares to be issued in the offerings.

Response: The Company has revised the disclosure on page 6 of the Offering Circular to disclose that except for any restricted shares granted upon closing of the offerings, which will be subject to certain vesting requirements, the shares issued in the offerings will constitute 100% of the outstanding shares of the Company after completion of the offerings.

Redemption of Subscription Rights, page 6

5.

We note that each eligible member has a choice to either not purchase any shares in the offering and receive cash in the amount of $1,489.87 or to exercise subscription rights by purchasing shares in the offering for $10.00 per share. Please clarify the implied values of these choices by reference to your appraisal report and pro forma disclosures. Revise to include the pro forma per share disclosures that appear on page 40 and to highlight the implied value of the redemption price if it were applied to purchase subscription shares and the implied value of the $10 per share purchase price based on the pro forma numbers and appraisal report. Provide corresponding expanded disclosure in the main section.

Response: The Company has revised the disclosure on page 7 of the Offering Circular to show a comparison of the Company’s pro forma pro forma price-to-earnings ratio and pro forma price-to-tangible book value ratio with that of the peer group companies used in the appraisal performed by Boenning. Corresponding expanded disclosure has been added on page 94 of the Offering Circular.

Use of Proceeds, page 30

6.

We note your disclosure that you may use a portion of the proceeds to acquire other insurance companies and related businesses. Please disclose whether you currently have any understanding or agreements with any companies related thereto and provide the disclosure required by Item 6 of Part II of Form 1-A.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 28, 2021

Response: The Company has revised the Offering Statement on page 31 to disclose that it currently has no understandings or agreement to acquire any companies or businesses.

7.

We note your disclosure that you may use a portion of the net proceeds to repay part or all of the $1.4 million of indebtedness that you will assume as part of the acquisition of ARM. Please provide the disclosure required by Instruction 6 to Item 6 of Part II of Form 1-A.

Response: The Company has revised the disclosure on page 31 of the Offering Circular to disclose the material terms of the $1.4 million of indebtedness that will be assumed as part of the acquisition of ARM as required by Instruction 6 to Item 6 of Part II of Form 1-A.

Dividend Policy, page 31

8.	Please disclose your intentions regarding the payment of dividends on your shares of common stock or explain why there is uncertainty with respect to dividend payments.

Response: The Company has revised the disclosure on page 32 of the Offering Statement to state that the Company currently does not intend to pay any cash dividends on the common stock for the foreseeable future.

Unaudited Pro Forma Balance Sheet, page 35.

9.

We note your $20.1 million pro forma adjustment to total investments, cash and cash equivalents on page 35. Please revise to provide footnote disclosure of this significant adjustment that includes the planned investments referred to in use of proceeds on page 30.

Response: The $20.1 million pro forma adjustment to total investments, cash and cash equivalents represents the estimated net cash proceeds of the offerings at the midpoint of the offering range. The Company has revised the disclosure to add a footnote on page 37 of the Offering Circular of this significant adjustment and the planned investments referred to in the section titled “Use of Proceeds.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 28, 2021

10.

Please revise to provide a footnote showing your calculation of the purchase price for American Risk Management, Inc., the allocation of that purchase price to specific identifiable tangible and intangible assets and liabilities (including any fair value adjustments), and the resulting goodwill. Explain how you determined the values assigned to the assets and liabilities and the 550,000 shares of Series A Preferred Stock to be given as consideration.

Response: The Company has added a footnote on page 38 of the Offering Circular that shows the calculation of the purchase price for American Risk Management, Inc., the allocation of the purchase price to identifiable tangible and intangible assets and liabilities (including any fair value adjustments), and the resulting goodwill.

The allocation of the $6.9 million purchase price among the assets and liabilities of ARM was made in compliance with ASC Topic 805 based on a valuation of the tangible and intangible assets and goodwill of ARM prepared by an independent valuation firm engaged by the Company.

The Conversion and the Offering, page 87

11.	Please include a brief discussion of the material terms of the District of Columbia mutual-to-stock conversion statute.

Response: The Company has revised the disclosure on page 89 of the Offering Circular to include a brief discussion of the material terms of the District of Columbia mutual-to-stock conversion statute.

Offering Deadline, page 91

12.

We note your disclosure that you may, in your sole discretion, terminate this offering at any time and for any reason. Please disclose under what circumstances you would terminate the offering early and any factors to be considered in any such termination.

Response: The Company has revised the disclosure under the heading to indicate that the Company will not terminate the offering early absent catastrophic circumstances such as the occurrence of another pandemic, the outbreak of war, insurrection, or major hostilities, or other events that have a material adverse effect on economic conditions or the capital markets. If the offering is terminated prior to closing for any of such reasons, all of the funds submitted in connection with the purchase of shares in the offering will be returned to such purchasers by the escrow agent.

Marketing Arrangements, page 95

13.

Please revise to clearly disclose that Griffin Financial will act as your placement agent and use its best efforts to assist you in selling your common stock in this offering, as you disclose on the cover page. Also please disclose the information required by Item 5 of Part II of Form 1-A.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 28, 2021

Response: The Company has revised the disclosure on page 98 of the Offering Circular to clearly disclose that Griffin Financial will act as the Company’s placement agent and to include the information required by Item 5 of Part II of Form 1-A.

Proposed Management Purchases, page 97

14.	Please revise the table to address the following pursuant to Item 12 of Part II of Form 1-A:

•	include the Series A Preferred Stock that will be entitled to 0.83 votes per share; and

•

disclose the implied ownership percentages of Patrick J. Bracewell and Joseph S. Bracewell III upon conversion of the Series A Preferred Stock to be issued to MCW by virtue of their 94% ownership interest therein.

Response: The Company has revised table on page 100 of the Offering Circular to include the Series A Preferred Stock and the implied ownership percentages of Patrick J. Bracewell and Joseph S. Bracewell III upon the conversion of the Series A Preferred Stock to be issued to MCW.

The Appraisal, page 98

15.

We note in the appraisal report that Boenning made certain downward adjustments, including for size, earnings prospects, liquidity of issue, dividend outlook, new issue risks and subscription interest. Please expand your disclosure to discuss the reasons for such adjustments.

Response: The Company has revised the disclosure on page 105 of the Offering Circular to include additional disclosure regarding the downward adjustments to the appraised value of the Company made by Boenning for size, earnings prospects, liquidity of issue, dividend outlook, new issue risks and subscription interest.

16.

We refer to your disclosure at the bottom of page 102. Please revise to explain in greater detail how Boenning calculated or otherwise determined that a discount of approximately 40% relative to the Guideline Group’s price-to-book value ratio is warranted for ACIC.

Response: The Company has revised the disclosure on page 105 of the Offering Circular to explain in greater detail how Boenning determined that a 40% discount relative to the Guideline Group’s price-to-book value ratio was warranted for ACIC.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 28, 2021

Index to Financial Statements General, page F-1

17.

We note your disclosure on page 69 that Amalgamated Specialty Group Holdings, Inc. (“the registrant”) was formed to acquire all of the capital stock of Amalgamated Casualty Insurance Company, has not engaged in any significant operations, and does not have any assets or liabilities. Please clarify if the registrant has been capitalized on other than a [than] nominal basis. Further, describe in sufficient detail any contingent liabilities and commitments of the registrant.

Response: The Company has not been capitalized and will not be capitalized prior to the completion of the offerings. All of the Company’s obligations are conditioned upon completion of the conversion and the offerings. ACIC is responsible for the payment of all conversion and offering expenses until the completion of the conversion and the offerings.

Exhibits

18.

Noting you disclosure on page 96 that Griffin Financial will provide you with a fairness opinion for the ARM transaction, please file consent from Griffin Financial. Refer to Item 17(11) of Part III of Form 1-A for guidance.

Response: The Company has filed a consent of Griffin Financial with Amendment No. 1.

19.

In its consent filed as Exhibit 11.2, Boenning disclaims that [is] comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933. Please have Boenning revise the consent to remove this disclaimer.

Response: The Company has filed a revised consent from Boenning that removes the disclaimer regarding Section 7 of the Securities Act of 1933.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 28, 2021

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2242.

Sincerely,

STEVENS & LEE

/s/ Wesley R. Kelso

WRK:rjg

cc:	Ms.	Jessica Livingston	(w/enc.) (by email)
Mr. Patrick J. Bracewell
Mr. Daniel McFadden
Mr. Jeffrey P. Waldron
Mr. Tim Nowak